Exhibit 1

Navigator Holdings Ltd.

Preliminary Results for the Three Months Ended March 31, 2019

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “us” and “our”) reported operating revenue of $76.1 million for the three months ended March 31, 2019, a decrease from $77.8 million for the three months ended March 31, 2018.

•	Net loss was $3.3 million (resulting in a loss per share of $0.06) for the three months ended March 31, 2019, a decrease from a net income of $0.7 million for the three months ended March 31, 2018.

•	Adjusted EBITDA[1] was $27.1 million for the three months ended March 31, 2019, a decrease from $30.5 million for the three months ended March 31, 2018.

•

During the three months ended March 31, 2019 the Company successfully re-financed four of its ethylene capable vessels from the 2015 Secured Term Loan Facility for an aggregate amount of $107.0 million. The repayment of the loan on the four vessels was $75.6 million, leaving net proceeds of $31.4 million for fees and for general corporate purposes.

•

During the first quarter, the Company successfully executed a credit agreement for a maximum principle amount of $75.0 million to be solely used for the payment of construction costs relating to the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”), resulting in the Company’s portion of the capital cost of construction of the Marine Export Terminal being fully financed.

•	Entered into a comprehensive, multi-year contract of affreightment utilizing up to four ethylene vessels until December 2025.

•	An additional long term throughput agreement signed for the Marine Export Terminal.

The first quarter of 2019 enjoyed a positive start as the strong finish to 2018 carried over into January, with strong returns on both LPG and petrochemical fixtures. However, the initial fortitude of 2019 failed to gather further momentum due to a number of far-reaching incidents, including disruptions relating to sanctions imposed in Venezuela as mentioned below.

In January 2019, the Government of the United States imposed sanctions on Venezuela’s state-owned oil company, Petróleos de Venezuela S.A., or “PDVSA”, giving ship owners until the end of February 2019 to cease trading with all related entities. At the end of 2018, PDVSA had six handy-size vessels on time charter, two of which were our vessels. By the end the first quarter of 2019, PDVSA had only one handy-size vessel on time charter. The five vessels that left Venezuela softened the shipping market in the short term, but most have since found alternative employment. The outcome of the political and economic uncertainty in Venezuela is unknown. The country’s extreme situation can only be burdened further without the LPG cabotage trade these vessels performed, which supplied fuel for cooking and heating.

These circumstances led to the Company concluding alternate short-term time charters in the U.S. Gulf – Caribbean market with various major commodity traders in the first quarter of 2019. Elsewhere, the North Sea and Baltic LPG markets have remained consistent and a good employer of handy-size vessels.

The larger fully refrigerated liquefied gas carrier market also suffered during the first quarter of 2019, with the very large gas carrier (“VLGC”) market struggling with earnings per vessel below $200,000 per calendar month (“pcm”) at times as the number of available vessels greatly outweighed the number of cargoes and demand for product. The Mariner East network on the East Coast of the US again suffered with several pipeline issues that led to unreliable exports of both LPG and ethane. This long shipping market at times also led to VLGC owners opportunistically taking cargoes from the midsize gas carrier (“MGC”) and handy-size market. Nonetheless, by the end of the first quarter of 2019 the VLGC market had turned full circle with earnings approaching $1.0 million pcm as more cargo availability and demand swung the market balance towards the ship owners. This trend, at least in the short term, should have a positive effect on both the MGC and handy-size market.

The strong performance of the ethylene sector slowed dramatically following a serious fire at Versalis’ steam cracker at Priolo, Italy in early January 2019. The halt in output meant that the traders that hold all the equity in Priolo were left with no employment for their considerable time charter fleets. These traders thus absorbed all spot tons to keep their vessels moving from January well into March, which would normally have been shipped by the wider spot fleet. This impacted both ethylene utilization and earnings. Priolo has since come back online, with the market settling back into its previous balance. Exports from Targa Terminal in the U.S. remained steady and are already booked at full capacity for the second quarter, with all cargoes to be loaded on our vessels.

The long-haul butadiene arbitrage from Europe to Asia was closed for most of the first quarter of 2019, with the Far East over-supplied locally. There have been regular movements on butadiene, butene-1 and crude C4 from Europe to the U.S., however. This, accompanied by the long-awaited US Propylene export trade finally coming to life, has created new opportunities for triangulation in the Atlantic basin across the petrochemical streams. This is expected to continue for the remainder of 2019.

We have also seen increased exports from the Middle East – Saudi Arabia and Abu Dhabi in particular – on both propylene and ethylene, following years of unreliable production.

Petrochemical sector voyages achieved charter rates of up to approximately $24,000 per day during the first quarter of 2019, whereas rates for standard LPG transportation remained at approximately $14,500 per day. Moreover, we concluded charters with five new charterers during the first quarter of 2019. This shows the continued adaptability of our fleet to accommodate difficult market situations and develop new opportunities.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended March 31, 2018 and 2019:

	(in thousands)
	March 31, 2018	March 31, 2019
Net income / (loss)	$696	$(3,257)
Net interest expense	10,372	11,938
Income taxes	82	93
Depreciation and amortization	19,381	18,947

EBITDA(1)	30,531	27,721
Foreign currency exchange loss on senior secured bonds	—	184
Unrealized gain on non-designated derivative instruments	—	(783)

Adjusted EBITDA(1)	$30,531	$27,122

1

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before any foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income/(loss), our most directly comparable financial measure calculated accordance with U.S. GAAP.

Conference Call Details:

On Tuesday, May 14, 2019, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Tuesday, May 21, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0 (808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009 785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department

New York:	650 Madison Ave, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of liquefied petroleum gas (“LPG”), petrochemical gases, such as ethylene and ethane, and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•

our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge. Three of our vessels were named in a recent US Department of Treasury’s Office of Foreign Assets Control (“OFAC”) Advisory to the Maritime Petroleum Shipping Community as ships that had engaged in such ship to ship transfers of cargoes that may have ultimately been destined for Syria;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the construction and financing of the Marine Export Terminal, the financing of our investment in the Marine Export Terminal and the financial success of the Marine Export Terminal and our related 50/50 joint venture with Enterprise Products Partners L.P.; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2018	March 31, 2019
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$71,515	$53,895
Accounts receivable, net	17,033	23,618
Accrued income	4,731	4,257
Prepaid expenses and other current assets	16,057	18,269
Bunkers and lubricant oils	8,789	11,495

Total current assets	118,125	111,534
Non-current assets
Vessels in operation, net	1,670,865	1,653,921
Property, plant and equipment, net	1,299	1,167
Investment in equity accounted joint venture	42,462	74,809
Right-of-use asset for operating leases	—	7,550

Total non-current assets	1,714,626	1,737,447

Total assets	$1,832,751	$1,848,981

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$68,857	$67,712
Current portion of operating lease liabilities	—	1,113
Accounts payable	10,784	9,142
Accrued expenses and other liabilities	12,798	13,812
Accrued interest	4,613	2,671
Deferred income	8,342	9,764

Total current liabilities	105,394	104,214

Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	599,676	613,545
Senior secured bond, net of deferred financing costs	68,378	68,612
Senior unsecured bond, net of deferred financing costs	99,039	99,153
Derivative liabilities	5,154	4,371
Operating lease liabilities, net of current portion	—	7,071

Total non-current liabilities	772,247	792,752

Total Liabilities	877,641	896,966
Commitments and contingencies (see note 13)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,832,069 shares issued and outstanding, (2018: 55,657,631)	557	558
Additional paid-in capital	590,508	590,853
Accumulated other comprehensive loss	(363)	(411)
Retained earnings	364,408	361,015

Total stockholders’ equity	955,110	952,015

Total liabilities and stockholders’ equity	$1,832,751	$1,848,981

Navigator Holdings Ltd.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended March 31, (in thousands except share data)
	2018	2019
Revenues
Operating revenue	$77,807	$76,103

Expenses
Brokerage commissions	1,141	1,309
Voyage expenses	14,978	13,357
Vessel operating expenses	26,710	29,474
Depreciation and amortization	19,381	18,947
General and administrative costs	4,447	4,803

Total operating expenses	66,657	67,890

Operating income	11,150	8,213
Other income/(expense)
Foreign currency exchange loss on senior secured bonds	—	(184)
Unrealized gain on non-designated derivative instruments	—	783
Interest expense	(10,524)	(12,153)
Interest income	152	215

Income/(loss) before income taxes and share of results of equity accounted joint venture	778	(3,126)
Income taxes	(82)	(93)
Share of result of equity accounted joint venture	—	(38)

Net income/(loss)	$696	$(3,257)

Earnings/(loss) per share:
Basic:	$0.01	$(0.06)
Diluted:	$0.01	$(0.06)

Weighted average number of shares outstanding:
Basic:	55,546,634	55,680,889
Diluted:	55,915,174	55,680,889

Navigator Holdings Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three Months ended March 31, 2018	Three Months ended March 31, 2019
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income/(loss)	$696	$(3,257)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized gain on non-designated derivative instruments	—	(783)
Depreciation and amortization	19,381	18,947
Payment of drydocking costs	(1,524)	(1,675)
Amortization of share-based compensation	310	346
Amortization of deferred financing costs	568	604
Share of result of equity accounted joint venture	—	38
Unrealized foreign exchange loss on senior secured bonds	—	184
Other unrealized foreign exchange gain	(41)	34
Changes in operating assets and liabilities
Accounts receivable	1,716	(6,585)
Bunkers and lubricant oils	488	(2,706)
Accrued income and prepaid expenses and other current assets	3,982	(1,738)
Accounts payable, accrued interest, accrued expenses and other liabilities	(3,479)	(626)

Net cash provided by operating activities	22,097	2,783

Cash flows from investing activities
Payment to acquire vessels	(193)	(233)
Investment in equity accounted joint venture	(10,494)	(32,385)
Purchase of other property, plant and equipment	(45)	(68)
Insurance recoveries	277	—

Net cash used in investing activities	(10,455)	(32,686)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	—	107,000
Issuance costs of secured term loan facility	—	(1,442)
Repayment of secured term loan facilities and revolving credit facilities	(22,937)	(93,275)

Net cash (used in)/provided by financing activities	(22,937)	12,283

Net decrease in cash, cash equivalents and restricted cash	(11,295)	(17,620)
Cash, cash equivalents and restricted cash at beginning of period	62,109	71,515

Cash, cash equivalents and restricted cash at end of period	$50,814	$53,895

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$11,616	$13,352

Total tax paid during the period	$4	$70